UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number 000-53508

HELIX BIOPHARMA CORP.
(Translation of registrant’s name into English)

305 INDUSTRIAL PARKWAY SOUTH, #3, AURORA, ONTARIO, CANADA L4G 6X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXPLANATORY NOTE

Attached are the following exhibits:

99.1 – Press Release dated October 31, 2011

99.2 – Consolidated Financial Statements for the Years ended July 31, 2011, 2010 and 2009

99.3 – Management’s Discussion and Analysis for the Years ended July 31, 2011, 2010 and 2009

99.4 – Form 52-109F1 – CEO Certification

99.5 – Form 52-109F1 – CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HELIX BIOPHARMA CORP.
(Registrant)

Date:	October 31, 2011	By:	/s/ Photios (Frank) Michalargias
		Name:	Photios (Frank) Michalargias
		Title:	Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release dated October 31, 2011
99.2	Consolidated Financial Statements for the Years ended July 31, 2011, 2010 and 2009
99.3	Management’s Discussion and Analysis for the Years ended July 31, 2011, 2010 and 2009
99.4	Form 52-109F1 – CEO Certification
99.5	Form 52-109F1 – CFO Certification